FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                   Name and Address of Company

CanAlaska Uranium Ltd.
Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.                   Date of Material Change

March 21, 2012

Item 3.                   News Release

The news release was disseminated through Canada News Wire on March 21, 2012

Item 4.                   Summary of Material Change

Closing of Non-Brokered Private Placement

 Item 5.                  Full Description of Material Change

5.1                          Full Description of Material Change

Vancouver, Canada, March 21st, 2012 - CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) is pleased to announce that it has closed on a non-brokered private placement for a total of 1,805,000 common shares for gross proceeds of $897,910.  The placement consists of 1,522,000 flow-through common shares at a price of $0.51 per common share for proceeds of $776,220 and 283,000 common shares at a price of $0.43 per share for proceeds of $121,690.

Finder’s fees have been paid in connection with this placement for a total of $35,916.40 in cash, and 72,200 finder’s warrants.  Each finder’s warrant is exercisable into one common share at a price of $0.55 for a period of 18 months expiring on September 21st, 2013.   The common shares and the finder’s warrants are subject to a four month mandatory hold period.

The proceeds from the offering will be applied towards furthering the Company’s uranium exploration efforts in the Provinces of Manitoba and Saskatchewan as well as for general corporate purposes.

5.2                          Disclosure for Restructuring Transactions

Item 6.                    Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.                   Omitted Information

Not Applicable

Item 8.                    Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.                    Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 21st day of March 2012.